File No. 812-13845

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________x

In the matter of:
Van Eck Associates Corporation;
Van Eck Securities Corporation; and
Market Vectors ETF Trust

________________________________x

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 12(d)(1)(J) OF THE OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) EXEMPTING APPLICANTS FROM SECTIONS 12(d)(1)(A) AND (B) OF THE ACT.

________________________________x

All communications and orders to:

Mr. Joseph J. McBrien	Mr. Stuart M. Strauss
Van Eck Associates Corporation	Dechert LLP
335 Madison Avenue	1095 Avenue of the Americas
New York, NY 10017	New York, NY 10036

Page 1 of 21 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on May 22, 2012.

I. INTRODUCTION

          In this first amended and restated application (the “Application”), the undersigned applicants, Van Eck Associates Corporation (the “Adviser”), Van Eck Securities Corporation (the “Distributor”) and Market Vectors ETF Trust (the “Trust” and, collectively with the Adviser and the Distributor, “Applicants”)1 apply for and request an order (“Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 12(d)(1)(J) of the Act for exemptions from Sections 12(d)(1)(A) and (B) of the Act.

          The Order, if granted, would permit investment companies that are exempt from registration under the Act pursuant to Section 3(c)(1) or 3(c)(7) of the Act (“Private Funds”)2 to acquire shares of the Trust beyond the limits of Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.3

          Applicants believe that this requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

          No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 under the Act.

II. BACKGROUND

          A. The Trust

          The Trust is a statutory trust organized under the laws of the State of Delaware and is registered with the Commission as a series open-end management investment company. The Trust currently consists of 42 Funds (as defined below), each of which issues shares in large blocks (“Creation Units”). The Trust is overseen by a board of trustees.

[1] All entities that currently intend to rely on the requested Order have been named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Application.

[2] Section 202(a)(29) of the Investment Advisers Act of 1940 defines the term “private fund” as “an issuer that would be an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), but for section 3(c)(1) or 3(c)(7) of that Act.”

[3] Applicants are not requesting relief with respect to Private Funds that are advised by the Adviser or any person controlling, controlled by or under common control with the Adviser.

B. The Adviser

          Van Eck Associates Corporation is the investment adviser to the Trust. The Adviser is a corporation organized under the laws of the State of Delaware, with its principal office located in New York, New York. It is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser may retain sub-advisers (“Sub-Advisers”) for managing the assets of one or more of the Funds for which it is the investment adviser. Any Sub-Adviser to a Fund will be registered under the Advisers Act.

C. The Distributor

          Van Eck Securities Corporation, a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and a member of the Financial Industry Regulatory Authority, serves as the principal underwriter for the Trust. The Distributor distributes or will distribute shares of each Fund on an agency basis. The Distributor is a wholly-owned subsidiary of the Adviser.

D. The Funds

       For purposes of this Application, references to “Funds” include any series of the Trust (the “Current Funds”) or any existing or future open-end investment company registered under the Act that operate as exchange-traded funds (“ETFs”) and are advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser, which operate pursuant to the terms and conditions stated in this Application (“Future Funds,” and together with the Current Funds, the “Funds”).

E. Private Funds

1. Structure

          A Private Fund’s investment adviser (either directly or through a special purpose vehicle established by the investment adviser) largely directs the activities of the Private Fund acting as, for example, the general partner in a Private Fund structured as a limited partnership or the manager in a Private Fund structured as a limited liability company.

2. Types of Investors

          Private Fund investors are generally “accredited investors” as that term is defined under Rule 506 of Regulation D under the Securities Act of 1933, as amended. Investors in Private Funds that are exempt from registration under the Act pursuant to Section 3(c)(7) of the Act must also be “qualified purchasers” as defined in Section 2(a)(51) of the Act and the rules thereunder. Such investors include public and private pension and retirement plans, foundations, endowments, financial institutions, governmental entities and high net-worth investors.

3. Investment Strategies

          Private Funds may seek to provide absolute returns or excess returns over a given benchmark by employing a number of strategies, including balanced or “market neutral” strategies that combine long and short equity positions to “hedge” a Private Fund’s exposure to the movements in the market, as well as global macro, event-driven, merger arbitrage, convertible arbitrage, fixed income arbitrage and statistical arbitrage strategies and investments in distressed or illiquid securities.

4. Use of ETFs by Private Funds

          Private Funds use ETFs, such as the Funds, in a number of different ways. Through ETFs, Private Funds can gain exposure to a variety of markets, segments, sectors, geographic regions and/or groups of industries through a single investment. ETFs may also be used to implement long/short strategies, to invest idle cash, or for hedging and risk management purposes. For example, a Private Fund with significant short positions in a specific industry or sector may, pursuant to its investment strategies, seek to hedge its exposure through the acquisition of long positions in industry or sector specific ETFs and, alternatively, a Private Fund with significant long positions in a specific industry or sector may seek to hedge its exposure through establishing short positions in industry or sector specific ETFs.

          Private Funds are not limited by the Act in the degree to which they can use leverage, and the use of leverage can be an essential element of a Private Fund’s investment strategy.4 Leverage ratios (i.e., the

[4] See Implications of the Growth of Hedge Funds, SEC, Division of Investment Management at 37 (noting that Private Funds that use macro and sophisticated arbitrage strategies are more likely to be leveraged).

ratio of a Private Fund’s investable assets to shareholder equity) for Private Funds may exceed 2:1 or 3:1.5 Applicants submit, however, that a Private Fund’s use of leverage would not be disruptive to a Fund. To the extent a Private Fund is required to liquidate shares of a Fund in order to satisfy borrowing commitments, it always has the ability to sell its Fund shares in the secondary market. Secondary market sales are not disruptive to a Fund. Alternatively, if a Private Fund sought to liquidate shares of a Fund through a redemption, such redemption request would be handled in the same manner as any other redemption request effected by or through an Authorized Participant. To the extent the applicable Fund effects redemptions in kind, the redemption would be effected through the transfer of portfolio securities comprising the applicable redemption basket. To the extent a Fund effects redemptions in cash, the redemption would be funded through cash balances and/or the sale of portfolio securities. While a redemption request by a Private Fund could potentially be large, all ETFs are currently subject to the risk of substantial redemptions. In fact, unlike Private Funds which would be limited under the exemptive relief to ownership of 25% of the outstanding shares of a Fund, an Authorized Participant or other institutional investor may hold shares of an ETF without limitation on the percentage of outstanding shares of the ETF represented by their investment. Therefore, redemption requests by such investors could potentially represent a much larger percentage of a Fund’s shares than could be the case for a Private Fund. In view of the foregoing, Applicants see no reason why redemptions by Private Funds would be more problematic for the Fund than any other redemption effected by or through an Authorized Participant.

III. REQUEST FOR EXEMPTIVE RELIEF

          Applicants have previously obtained exemptive relief which permits registered investment companies to acquire shares of the Trust beyond the limits of Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.6 That relief, however, does not extend to Private Funds.

          While Sections 3(c)(1) and 3(c)(7) of the Act except Private Funds from the definition of investment company for most purposes under the Act (including Sections 12(d)(1)(A)(ii) and (iii) and 12(d)(1)(B)(ii) of the Act), Private Funds are deemed to be investment companies for purposes of the limitations set forth in 12(d)(1)(A)(i) and 12(d)(1)(B)(i) of the Act. Section 12(d)(1)(A)(i) of the Act

[5] Sam Jones, Hedge Funds Wary of High Leverage, FINANCIAL TIMES, Feb. 23, 2011 (noting that average Private Fund leverage ratios ranged from 2.52:1 to 2.68:1 in 2010); Adrian Blundell-Wignall, An Overview of Hedge Funds and Structured Products: Issues in Leverage and Risk, ORGANIZATION FOR ECONOMIC CO-OPERATION AND DEVELOPMENT (2007) (estimating an aggregate leverage ratio of 3:1 in the global Private Fund industry based on reported performance and assets under management information at that time).

[6] In the Matter of Van Eck Associates Corporation, Market Vectors ETF Trust and Van Eck Securities Corporation, IC. Rel. No. 28365 (Aug. 25, 2008) (order) and IC. Rel. No. 28349 (July 31, 2008) (notice); In the Matter of Van Eck Associates Corporation, Market Vectors ETF Trust and Van Eck Securities Corporation, IC. Rel. No. 28021 (Oct. 24, 2007) (order) and IC. Rel. No. 28007 (September 28, 2007) (notice); In the Matter of Van Eck Associates Corporation, Market Vectors ETF Trust and Van Eck Securities Corporation, IC. Rel. No. 27742 (Feb. 27, 2007) (order) and IC. Rel. No. 27694 (January 31, 2007) (notice); In the Matter of Van Eck Associates Corporation, Market Vectors ETF Trust and Van Eck Securities Corporation, IC. Rel. No. 27311 (May 2, 2006) (order) and IC. Rel. No. 27283 (April 7, 2006) (notice). Registered investment companies cannot rely on the relief requested in this Application to acquire shares of the Funds.

prohibits an investment company from acquiring securities of a registered investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company. Section 12(d)(1)(B)(i) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from knowingly selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock.

          Applicants request an exemption to permit Private Funds to acquire Shares of the Funds in excess of the limits in Section 12(d)(1)(A)(i) of the Act (each a “Private Fund of Funds”) and to permit the Funds and their principal underwriters and Brokers to sell Shares of the Funds to Private Funds of Funds in excess of the limits in Section 12(d)(1)(B)(i) of the Act. Each Private Fund of Funds will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (“Private Fund of Funds Adviser”) and may be sub-advised by investment adviser(s) within the meaning of Section 2(a)(20)(B) of the Act (“Private Fund of Funds Sub-Adviser”).7 For this purpose, Private Fund of Funds Adviser is deemed to include any general partner of a Private Fund of Funds who is acting in the capacity of an investment adviser to the Private Fund of Funds. Any Private Fund of Funds Adviser or Private Fund of Funds Sub-Adviser will be registered under the Advisers Act as an investment adviser, and will not rely on an exemption from registration that may be otherwise available, including under any rules adopted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”).8

          Applicants are requesting an Order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Funds from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. The requested

[7] Applicants are not requesting relief with respect to Private Funds that are advised by the Adviser or any person controlling, controlled by or under common control with the Adviser.

[8] Section 404 of the Dodd-Frank Act amended section 204 of the Advisers Act to impose new recordkeeping and reporting requirements on investment advisers with respect to the private funds they manage and subject investment advisers to enhanced Commission scrutiny and audit requirements. See Section 204(b) of the Advisers Act.

exemption would permit a Private Fund of Funds to acquire Shares of each of the Funds beyond the limits in Section 12(d)(1)(A)(i).

IV. ARGUMENTS IN SUPPORT OF REQUESTED RELIEF

          The National Securities Markets Improvement Act of 1996 (“NSMIA”)9 added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”10 Applicants submit that the proposed conditions to the 12(d)(l) relief requested in this Application, including the requirement that each Private Fund of Funds enter into a FOF Participation Agreement (defined below) with the relevant Fund, adequately address the concerns underlying the applicable limits in Section 12(d)(1)(A), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.11

          Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.12 In enacting Section 12(d)(1), Congress

9 H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996) (“HR 622”).

10 HR 622, Ibid.

11 Id. at 43-44.

[12] House Hearings, 76th Cong., 3d Sess., at 113 (1940).

sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.13 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was in another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase. . .[14]

          Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).15 These abuses included: (i) the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).16

          Section 12(d)(1) reflects an intent by Congress to address potential harms to a registered fund within a fund of funds structure. Specifically, Congress sought to address: (i) the acquisition of voting control by an acquiring fund of an acquired fund; (ii) the ability of an acquiring fund to unduly influence an acquired fund through the threat of large scale redemptions; (iii) unnecessary duplication of costs (such as sales loads, advisory fees, and administrative costs) incurred by the acquiring fund through its

[13] Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

[14] House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

[15] H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).

[16] Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, reprinted in H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966)

investment in an acquired fund; and (iv) unnecessary diversification and complexity without any clear benefit to acquiring fund shareholders.17

          Applicants note that the above concerns apply whether the fund of funds is a Private Fund or is registered. In 1970, the 1940 Act was amended to extend the restrictions of Section 12(d)(1) to Private Funds. The specific concerns identified as prompting this action are identical to the concerns raised by registered fund of funds.18 There is nothing in the legislative history of Sections 12(d)(1), 3(c)(1) or 3(c)(7) to suggest that Congress had concerns unique to a Private Fund of Funds structure.

          Applicants propose a number of conditions designed to address these concerns. These conditions are, except as noted below, substantially identical to the conditions set forth in previous orders granting relief to registered investment companies from Section 12(d)(1)(A) and 12(d)(1)(B) limitations. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that Private Funds of Funds comply with any terms and conditions of the requested relief by requesting that a Private Fund of Funds enter into a written agreement (“FOF Participation Agreement”) as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(1)(A). The FOF Participation Agreement will require the Private Fund of Funds to adhere to the terms and conditions of the Order.

          As described in more detail below, Condition 1 limits the ability of a Private Fund of Funds and an entity in a control relationship with it from controlling a Fund. This condition is essentially identical to the conditions set forth in previous orders granting relief to registered investment companies from Section 12(d)(1)(A) and Section 12(d)(1)(B) limitations. Applicants assert that the limitations set forth in Condition 1 will be as effective in the Private Fund of Funds context as they are in the case of a registered

[17] See id. at 312.

[18] See Fund of Funds Investments, Investment Company Act Release No. 27399.

fund of funds. The FOF Participation Agreement, discussed below, will incorporate this and the other conditions applicable to the Private Fund of Funds as a contractual obligation to be implemented as part of the compliance policies and procedures of the investment adviser to the Private Fund of Funds.19 As noted above, any Private Fund of Funds Adviser and Private Fund of Funds Sub-Adviser will be registered under the Advisers Act as investment advisers, and will not rely on an exemption from registration that may be otherwise available, including under any rules adopted pursuant to the Dodd-Frank Act. In addition, pursuant to the Dodd-Frank Act, the Commission has the authority to require the maintenance and examine the records of Private Funds, and the Commission has adopted additional reporting requirements and forms that require registered investment advisers to report information regarding the Private Funds they manage.20

          Condition 2 prohibits a Private Fund of Funds from causing an investment in a Fund to influence the terms of services or transactions between the Private Fund of Funds and the Fund. Condition 4 prohibits a Private Fund of Funds from causing a Fund to purchase securities in an Affiliated Underwriting (as defined below). As discussed below, applicants believe that the Commission should have essentially the same ability to monitor compliance with Conditions 2 and 4 by Private Fund of Funds is the case with respect to a registered fund of funds. Conditions 3, 5 and 6 impose obligations on the Fund and its Board and therefore do not raise any issues unique to a Private Fund of Funds.

          Condition 1 limits the ability of a Private Fund of Funds’ Advisory Group or a Private Fund of Funds’ Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, a “Private Fund of Funds’ Advisory Group” is defined as the Private Fund of Funds Adviser, any person controlling, controlled by, or under common control with such Private Fund of Funds Adviser and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Private Fund of Funds Adviser or any person controlling, controlled by, or under common control with such Private Fund of Funds Adviser. For purposes of this Application, a “Private Fund of Funds’ Sub-Advisory Group” is defined as any Private Fund of Funds Sub-Adviser, any person controlling, controlled by, or under common control with such Private Fund of Funds Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Private Fund of Funds Sub-Adviser or any person controlling, controlled by or under common control with such Private Fund of Funds Sub-Adviser.

[19] See Rule 206(4)-7 under the Advisers Act (requiring every registered investment adviser to adopt and implement written policies and procedures reasonably designed to prevent violation of the Advisers Act and the rules and regulations thereunder). Private Funds of Funds will have compliance policies and procedures in place to comply with the limitations in Section 12(d)(1)(A) and Section 12(d)(1)(B) to which they are currently subject.

[20] See, e.g., Advisers Act Section 204(b)(1)(A) (providing that the Commission may require any registered investment adviser “[t]o maintain such records of, and file with the Commission such reports regarding, private funds advised by the investment adviser, as necessary and appropriate in the public interest and for the protection of investors”) and Section 204(b)(6)(A) (providing that the Commission “[s]hall conduct periodic inspections of the records of private funds maintained by” registered investment advisers); Final Rule: Reporting by Investment Advisers to Private Funds and Certain Commodity Pool Operators and Commodity Trading Advisors on Form PF, SEC Rel. No. IA-3308 (Oct. 31, 2011) (adopting Form PF, which requires reporting of certain trading and investment positions and trading practices of Private Funds); and Final Rule: Rules Implementing Amendments to the Investment Advisers Act of 1940, SEC Rel. No. IA-3221 (Jun. 22, 2011) (amending Form ADV to require certain additional information regarding each Private Fund managed by the registered investment adviser, including whether the Private Fund invested in securities issued by registered investment companies in the past fiscal year).

          Condition 2 prohibits Private Funds of Funds and Private Fund of Funds Affiliates from causing an investment by a Private Fund of Funds in a Fund to influence the terms of services or transactions between a Private Fund of Funds or a Private Fund of Funds Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. “Private Fund of Funds Affiliate” is defined as the Private Fund of Funds Adviser, Private Fund of Funds Sub-Adviser, sponsor, promoter and principal underwriter of a Private Fund of Funds, and any person controlling, controlled by or under common control with any of these entities.

          Conditions 3, 4, 5 and 6 are specifically designed to address the potential for a Private Fund of Funds and certain affiliates of a Private Fund of Funds (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Private Fund of Funds Adviser, Private Fund of Funds Sub-Adviser, employee or sponsor of the Private Fund of Funds, or a person of which any such officer, director, member of an advisory board, Private Fund of Funds Adviser or Private Fund of Funds Sub-Adviser, employee or sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to a Fund is covered by Section 10(f) of the Act. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

          Condition 7 is intended to ensure that the Trust’s Board and Adviser, as well as the Private Fund of Funds’ Adviser, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the FOF Participation Agreement, which must be in effect between the Fund and a Private Fund of Funds before an investment is made in excess of Section 12(d)(1)(A).

          Condition 8 is intended to ensure that the Commission would have the same ability to monitor and enforce compliance with the terms and conditions of the Order as if the Private Fund was a registered investment management company under the Act. Through the Commission’s inspection authority under Section 204 of the Advisers Act, the Commission will have the ability to review the adequacy of these procedures.

          A Fund may choose to reject any direct purchase of Creation Units by a Private Fund of Funds. To the extent a Private Fund of Funds purchases Shares in the secondary market, a Fund would still retain its ability to reject purchases of Shares made in reliance on the Order by declining to enter into the FOF Participation Agreement prior to any investment by a Private Fund of Funds in excess of the limits of Section 12(d)(1)(A). A Fund would also retain its right to reject any initial investment by a Private Fund of Funds in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute a FOF Participation Agreement with a Private Fund of Funds.

          The FOF Participation Agreement also will include an acknowledgement from the Private Fund of Funds that it may rely on the Order only to invest in the Funds and not in any other registered investment company.

V. COMPARISON WITH PRECEDENT

          The conditions to which the Order will be subject are identical to the conditions set forth in previous exemptive orders permitting registered investment companies to invest in shares of an ETF in excess of Section 12(d)(1)(A) and 12(d)(1)(B) limits (“Prior 12(d)(1) Orders”), except in the following respects:

          1. The conditions have been modified to reflect the fact that Private Funds do not have an independent board. In particular, the following conditions of Prior 12(d)(1) Orders have been omitted:

                    a) The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Fund of Funds Adviser and Fund of Funds Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund or Fund Affiliate in connection with any services or transactions.

                    b) Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be fully recorded in the minute books of the appropriate Investing Management Company.

          The conditions of Prior 12(d)(1) Orders which have been omitted from this Application relate to concerns respecting layering of fees. Applicants submit that layering of fees is much less of a concern in the context of Private Funds than in the case of registered investment companies. First, only sophisticated investors are generally able to invest directly in Private Funds. These investors are able to evaluate the risks and costs associated with investment in Private Funds and are able to judge for themselves whether the fees of a Private Fund that invests in an ETF are appropriate. Second, there is no indication that the Act was intended to regulate the fees and costs of Private Funds. Applicants note in this regard that Private Funds are not subject to limitations under Section 12(d) with respect to their investment in Private Funds. Presumably if Congress was concerned about layering of fees in the Private Fund context, Section 12(d)(1) would apply to Private Fund of Funds investments in other Private Funds.

          2. The limitations respecting sales charges and/or service fees with respect to shares of a Private Fund of Funds have been omitted because NASD Conduct Rule 2830 does not apply to Private Funds.

          3. Applicants note that the Order, by its terms, would be limited to Private Fund of Funds advised by a Private Fund of Funds Adviser who is registered under the Advisers Act. This condition is designed to ensure that the Commission has the ability to monitor and enforce compliance by a Private Fund of Funds with the terms of an FOF Participation Agreement to the same extent as would be the case if the Private Fund of Funds was registered under the Act. Registered investment advisers are required pursuant to Advisers Act Rule 206(4)-7 to adopt written compliance policies and procedures. These compliance policies and procedures must be reviewed annually by the investment adviser’s chief compliance officer. In this regard, Condition 8 requires a Private Fund of Funds Adviser or Private Fund of Funds Sub-Adviser, as applicable, to adopt, as part of its compliance policies and procedures pursuant to Rule 206(4)-7 of the Advisers Act, procedures designed to ensure compliance with the terms and conditions of the Order. Through the Commission’s inspection authority under Section 204 of the

Advisers Act, the Commission will have the ability to review the adequacy of these procedures as well as the terms of any services or transaction arrangement between a Private Fund of Funds and a Fund.

          In view of the foregoing, Applicants believe that the Commission should be able to monitor compliance by a Private Fund of Funds with the conditions of the Order just as effectively as is the case with respect to registered fund of funds.

VI. EXPRESS CONDITIONS TO THIS APPLICATION

          Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.

The members of a Private Fund of Funds’ Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of a Private Fund of Funds’ Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Private Fund of Funds’ Advisory Group or the Private Fund of Funds’ Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares.

2.

A Private Fund of Funds and Private Fund of Funds Affiliate will not cause any existing or potential investment by the Private Fund of Funds in a Fund to influence the terms of any services or transactions between the Private Fund of Funds or Private Fund of Funds Affiliate and the Fund or a Fund Affiliate.

3.

Once an investment by a Private Fund of Funds in the securities of a Fund exceeds the limits in Section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the non-interested Board members, will determine that any consideration paid by the Fund to the

Private Fund of Funds or a Private Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned.

4.

No Private Fund of Funds or Private Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

5.

The Board, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting, once an investment by a Private Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Private Fund of Funds in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

6.

Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Private Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

7.

Before investing in a Fund in excess of the limit in Section 12(d)(1)(A)(i), a Private Fund of Funds and the Trust will execute a FOF Participation Agreement stating without limitation that the boards of directors or trustees of the Trust and the respective investment advisers, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), a Private Fund of Funds will notify the Fund of the investment. At such time, the Private Fund of Funds will also transmit to the Fund a list of the names of each Private Fund of Funds Affiliate and Underwriting Affiliate. The Private Fund of Funds will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Private Fund of Funds will maintain and preserve a copy of the Order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

8.

The Private Fund of Funds Adviser or Private Fund of Funds Sub-Adviser (as applicable) will adopt, as part of its compliance policies and procedures pursuant to Rule 206(4)-7 under the Advisers Act, procedures designed to ensure compliance with the terms and conditions of the Order

VII. REQUEST FOR ORDER

          Applicants respectfully request that the Commission grant the requested exemption from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

VIII. AUTHORIZATION AND SIGNATURES

          In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Applicants.

          Joseph J. McBrien is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as a Senior Vice President; the Distributor pursuant to the general authority vested in him as a Senior Vice President; and the Trust pursuant to the general authority vested in him as a Senior Vice President and Secretary.

VAN ECK ASSOCIATES CORPORATION		VAN ECK SECURITIES CORPORATION

By:	/s/ Joseph J. McBrien	By:	/s/ Joseph J. McBrien

	Name: Joseph J. McBrien		Name: Joseph J. McBrien
	Title: Senior Vice President		Title: Senior Vice President

MARKET VECTORS ETF TRUST

By:	/s/ Joseph J. McBrien

Name: Joseph J. McBrien
Title: Senior Vice President and Secretary

Dated as of: May 22, 2012

Verification of Application

          The undersigned states that he has duly executed the attached Application for an order, dated May 22, 2012 for and on behalf of Van Eck Associates Corporation, Van Eck Securities Corporation and Market Vectors ETF Trust; that he is the Senior Vice President of each such company; and that all actions taken by shareholders, directors, trustees and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Joseph J. McBrien

Name: Joseph J. McBrien
Date: May 22, 2012